FORM PX14A6G

URBAN OUTFITTERS, INC. – URBN

Filed:  May 24, 2013

Notice of Exempt Solicitation. Definitive Materials.

United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

1. Name of Registrant:

Urban Outfitters, Inc.

2. Name of person(s) relying on exemption:

a.          Calvert VP S&P 500 Index Portfolio, acting through Calvert Investment Management,    Inc.

b.         The Comptroller of the State of New York as trustee of the New York State Common Retirement Fund.

c.     The Treasurer of the State of Connecticut as trustee for the Connecticut Retirement Plans and Trust Funds.

d.     Portico Benefit Services / A Ministry of the ELCA

e.     Mercy Investment Services.

3. Address of person(s) relying on Exemption:

a.     4550 Montgomery Avenue, Suite 1000N, Bethesda, MD 20814

b.     110 State Street, Albany, NY 12236

c.          55 Elm Street, Hartford, CT 06106

d.         800 Marquette Ave., Suite 1050, Minneapolis, MN 55402

e.          2039 North Geyer Road, St. Louis, MO 63131

4. Written Materials:

Attached are written materials, submitted pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2013 Annual Meeting.

Urban Outfitters Shareholder Resolution
on Board Diversity: FAQ

Q: Why does a company need female and minority representation on the board of directors?

A: Women and minorities play increasingly significant roles in today's marketplace, accounting for more buying power than ever before. To keep up with changing demographics of the United States and increasingly important global markets, companies need these consumers' interests represented at the highest company levels, where the most impactful decisions are made. Introducing women and minorities into the boardroom further facilitates innovation in director discussions through new perspectives, skills and experiences that may not be present among a homogeneous board.

Resources:

  Credit Suisse Research Institute, Gender Diversity and Corporate Boards, August 2012.
  Catalyst, The Bottom Line: Corporate Performance and Women's Representation on Boards, 2004-2008, March 2011.

Did you know? Urban's top competitors The Gap Inc., Nordstrom, Inc., and Abercrombie & Fitch, all have at least one woman and/or minority represented on the Board of Directors. These companies recognize that women and minorities account for a large portion of their profits and revenues and that, as valuable consumers, it is good business to have their perspectives represented in boardroom strategies. As a clothing retailer with three brands that exclusively target women – Anthropologie, Free People, and BHLDN – we urge Urban Outfitters to consider these consumers' interests and make a commitment to seek independent women and minorities as candidates for directorship.

Q: What is the most effective way for a company to make sure that diversity inclusive of gender and ethnicity is considered in its director selection criteria?

A: For a company to truly commit to inclusion in the boardroom, it is critical to institutionalize language into its formal director selection criteria that reflects a commitment to diversity. Doing so will ensure that the company remains committed to boardroom inclusion regardless of changes in leadership, and ensures that every new director search is governed by fully inclusive practices.

Resources:

  Calvert's model board diversity policy and disclosures

Q: Why does a company need independent directors?

A: The role of a company's board of directors is to provide oversight of its business operations and to hold management accountable for performance. To perform this task successfully, the board of directors must be composed of people who are independent from internal management personnel in order to remain objective about strategies and avoid conflicts of interest.

Resources:

  SEC Rule 4200(a)(15)
  NYSE Rule 303A.02

Did you know? Urban Outfitters has nominated Margaret Hayne to the board. While we support the nomination of a woman director, we believe that the appointment of Mrs. Hayne to the board of directors raises additional questions about Urban's governance practices. In addition to her internal role in the company as President of Free People, Mrs. Hayne is also the spouse of CEO, Board Chair, and founder Richard Hayne. Both of these attributes represent conflicts of interest, as Mrs. Hayne is very closely aligned with existing management. Furthermore, Mrs. Hayne does not qualify as an independent director under regulations established by the Securities and Exchange Commission (NASDAQ Rule 4200(a)(15)) or the New York Stock Exchange (NYSE Rule 303A.02.)

Q: Why does a company need to keep its CEO and Board Chair roles separate?

A: A company's Chief Executive Officer (CEO), together with management, is accountable to the board of directors, as overseen by the Board Chair,for corporate performance and growth. Companies that assign both of these roles to one individual expose greater risk for management to influence boardroom decisions, and also weaken the overall independence of the board's oversight. By separating these roles, companies ensure that an appropriate level of board independence and accountability is maintained and that the risk for conflicts of interest in corporate governance remains low.

Resource:

  GMI Ratings, The Costs of a Combined Chair/CEO, June 2012

Did you know? Richard Hayne is both the founder and CEO of Urban Outfitters. By virtue of his position in executive management, Mr. Hayne's objectivity in his concurrent role as Board Chair may be compromised, exposing the company to greater risk for conflicts of interest in corporate governance. Along with Calvert's shareholder proposal on board diversity, the New York City Employees' Retirement System has filed a proposal with Urban Outfitters on the separation of its CEO and Board Chair roles. We urge shareholders to consider these two proposals as positive steps toward a more responsible approach to governance.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  NO PROXY CARDS WILL BE ACCEPTED BY CALVERT INVESTMENT MANAGEMENT, INC. (CIM), ANY REGISTERED INVESTMENT COMPANY THAT HAS RETAINED CIM AS ITS INVESTMENT ADVISER (EACH A CALVERT FUND), THE NEW YORK STATE COMMON RETIREMENT FUND, THE CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS (CRPTF), PORTICO BENEFIT SERVICES, OR MERCY INVESTMENT SERVICES.  PLEASE DO NOT SEND YOUR PROXY TO CIM, ANY CALVERT FUND OR ANY OF THE OTHER AFOREMENTIONED ENTITIES.  TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY CIM, CERTAIN CALVERT FUNDS, THE NEW YORK STATE COMMON RETIREMENT FUND, CRPTF, PORTICO BENEFIT SERVICES, AND/OR MERCY INVESTMENTS.

For questions regarding Urban Outfitters Proposal #6 on Board Diversity, please contact Christine De Groot, Calvert Investments, 301.961.4754, christine.degroot@calvert.com.

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